UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2013

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exchange Price Adjustments

1. Details

Adjusted the exchange price of foreign exchangeable bonds following the decision to pay interim dividend

1. Exchange price

Won 190,006 before adjustments

Won 189,121 after adjustments

2. Number of exchangeable shares

1,607,594 before adjustments

1,615,106 after adjustments

*  Foreign exchangeable bonds

•     Issued on April 7, 2009 in the amount of USD 332,528,000.00

•     Maturity : 5 years

•     Exchange period : May 18, 2009 ~ March 28, 2014

2. Confirmation Date	July 25, 2013
3. Other Matters To Be Considered Before Investing	* Related Disclosure: The Company’s amended report on Form 6-K/A furnished on March 25, 2009 and the Company’s report on Form 6-K furnished on March 27, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.

(Registrant)

By:	/s/ Soo Cheol Hwang

(Signature)

Name:	Soo Cheol Hwang

Title:	Senior Vice President

Date: July 26, 2013

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